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                                                                     Exhibit 1

                              VISIBLE GENETICS INC.
                                 700 BAY STREET
                            TORONTO, ONTARIO, CANADA
                                     M5G 1Z6

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              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                   -------------------------------------------

         The 2000 Annual and Special Meeting of Shareholders (the "Meeting") of Visible Genetics Inc. (the "Company") will be held at the Marriott Eaton Centre, 525 Bay Street, Toronto, Ontario, Canada M5G 2L2, on May 16, 2000 at 4:00 p.m. (Toronto time) for the following purposes:

          (1) To receive the 1999 Annual Report and the consolidated financial statements of the Company for the year ended December 31, 1999, together with the report of the auditors thereon;

          (2) To consider and, if thought fit, to pass a resolution confirming the amendment (previously approved by the Board of Directors) of By-law No. 3 of the Company regarding the Series A Directorship;

          (3)  To elect directors;

          (4) To appoint the auditors of the Company and authorize the Board of Directors to fix their remuneration;

          (5) To consider and, if thought fit, to pass a resolution approving the Company's 2000 Employee Share Option Plan; and

          (6) To transact such other business as may properly come before the Meeting or any adjournment thereof.

         The Board of Directors has fixed the close of business on April 7, 1999 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting.

         Enclosed is the 1999 Annual Report, which is not proxy solicitation material. Shareholders are invited to attend the Meeting. Shareholders who are unable to attend the Meeting are urged to complete, sign, date, and return the enclosed proxy promptly in the envelope provided.

         Dated at Toronto, Canada, this 13 day of April, 2000.


                                   By Order of the Board of Directors

                                      Richard T. Daly, President and
                                      Chief Executive Officer